MAGNUS INTERNATIONAL RESOURCES INC.
101 Convention Center Drive, 7th Floor
Las Vegas, NV  89109

March 29, 2007

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 7010

Attention:       Ms. Jenifer Gallagher, Division of Corporation Finance

Dear Ms. Gallagher:

Re:       Magnus International Resources Inc. (the "Company")
            Company Acknowledgements

          In connection with the filing of our amended Form 10-K for the fiscal year ended July 31, 2006 and amended Form 10-Q for the interim period ended October 31, 2006 via EDGAR on March 29, 2007, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                                                      Yours very truly,

                                                                                                                      MAGNUS INTERNATIONAL
                                                                                                                      RESOURCES INC.

                                                                                                                      Per:      /s/ Graham Taylor
                                                                                                                      Graham Taylor, President & CEO